April 7, 2009

Securities and Exchange Commission
Washington, D.C. 20549
Attn: Joe Foti, Senior Assistant Chief Accountant

Re: Hangman Productions, Inc.
    Form 10-K for the year ended December 31, 2008
    Filed March 5, 2009
    File No. 000-50892

Dear Mr. Foti:

     The following is in response to the comments received March 30, 2009, related to the Company's filing on Form 10-K for the year ended December 31, 2008. Items #1 through #6 correspond to comments #1 through #6 in your letter.

     1. Future filings will include quarterly bid data for each of the most recent two fiscal years.

     2. Future filings will not include Item 301 "Selected Financial Data" pursuant to Regulation S-K. The disclosure is not required to be provided by the Company due to scaled disclosure available to smaller reporting companies.

     3. Future filings will include a discussion of discontinued operations, including a description of the operations, how these operations differed from the Company's current operations, and when it was sold.

     4. See the table below for information regarding the $56,997 gain reflected in additional paid in capital resulting from the disposition of the Company's former consolidated subsidiary, 4th Grade Films, Inc.

                   Gain on Disposoal of 4th Grade Films, Inc.
                   -------------------------------------------

 Activity                      Investment in Subsidiary   Income from Subsidiary
 ----------------------------- ------------------------   ----------------------
 Legal Expenses paid 06/30/07                  $  5,212
 Quarter-end 06/30/07                                                  $ (5,326)
 Quarter-end 09/30/07                                                  $ (8,871)
 Quarter-end 12/31/07                                                  $ (7,051)
 Quarter-end 03/31/08                                                  $ (5,118)
 Date of Disposal 05/31/08                                             $ (6,044)
                               ------------------------   ----------------------
 Balance as of 05/31/08                        $  5,212                $(32,410)

 Investment Balance                                                    $(27,197)

 Journal Entry
 -------------
 Cash                                          $ 29,800
 Investment                                    $ 27,197
 Additional paid in capital                                           $  56,997

     Due to the related party nature of this transaction, the Company recorded the gain to additional paid in capital based on an interpretation of paragraph 20 of APD 26 (footnote 1).

     5. Future filings will be signed by persons designated as the Company's principal executive officer and principal financial officer. The designated officers are indicated on the signature page of this correspondence and will also be indicated on future filings.

     6. Shane Thueson serves in the capacity of Principal Executive Officer and James Doolin serves in the capacity of Principal Financial Officer. Future filings will include Exhibit 31 Certifications signed by both the Principal Executive Officer and the Principal Financial Officer. Furthermore, James Doolin was the Principal Financial Officer in the December 31, 2008 Annual Report.

     The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any other questions or concerns please contact me at your convenience.


Sincerely,

/S/ JAMES DOOLIN
James Doolin
Principal Financial Officer

/S/ SHANE THUESON
Principal Executive Officer